UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-39259

China Liberal Education Holdings Limited

Room 805, Building 15, No. A1, Chaoqian Road

Science and Technology Park, Changping District

Beijing, People’s Republic of China 102200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

China Liberal Education Holdings Limited (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to the Company’s current report on Form 6-K furnished on December 12, 2022 (the “Original 6-K”), solely to correct certain information on page 3 of Exhibit 99.1 to the Original 6-K. Disclosure related to the meeting date of the Company’s 2022 annual general meeting of shareholders should read as follows:

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2022

Notice is hereby given that China Liberal Education Holdings Limited (the “Company” or “China Liberal”) will hold an annual general meeting of shareholders on December 30, 2022, at 9:30 a.m., China Standard Time, at Room 805, Block 15, No. A1 Chaoqian Road, Science and Technology Park, Changping District, Beijing 102200, People’s Republic of China.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

China Liberal Education Holdings Limited

Date: December 21, 2022	By:	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chief Executive Officer and Chairperson of the Board of Directors

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